SCHEDULE 13D

Amendment No. 1
Three D Departments, Inc.
Class A Common Stock
Cusip # 885539205
Filing Fee: No


Cusip # 885539205
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	17,050
Item 8:	None
Item 9:	17,050
Item 10:	None
Item 11:	17,050
Item 13:	1.21%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Class A Common Stock, $0.25 par value (the "Shares") of Three D Departments, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3200 Bristol Street, Costa Mesa, CA 92626.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development.
The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment advisor which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities.

	Edward C. Johnson 3d owns 24.9% of the outstanding voting common stock of FMR. In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities. FMR Corp. and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	Effective July 1, 1993, Fidelity became sub-advisor to American Values IV (Bermuda) Ltd. ("AVIV"), and Domestic Values Fund ("the FMR Account").

	AVIV is a closed end investment company established under the Companies Act, 1981 of Bermuda, as amended. Its principal office is at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda. The investment manager of AVIV is FIL. The FMR Account is maintained by FMR.

	The Shares to which this statement relates are owned directly by Edward
C. Johnson 3d.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	AVIV purchased in the aggregate 145,478 Shares for cash in the amount of approximately $664,597 including brokerage commission. AVIV used its own assets in making such purchases and no part of the purchase price is represented by borrowed funds. Proceeds from 145,478 Shares sold aggregated approximately $181,848.

	The FMR Account purchased in the aggregate 36,822 Shares for cash in the amount of approximately $832,815, including brokerage commission. The FMR Account used its own assets in making such purchases and no part of the purchase price is represented by borrowed funds. Proceeds from 36,822 Shares sold aggregated approximately $46,028. The attached Schedule B sets forth Shares purchased and/or sold since August 26, 1994.

	FIL purchased in a private transaction 74,494 Shares for cash in the amount of approximately $130,365. Proceeds from 74,494 Shares sold aggregated approximately $93,117.

	Accounts of Edward C. Johnson 3d or his family members which own or owned Shares purchased in the aggregate 62,050 Shares for cash in the amount of approximately $108,587, including brokerage commissions. Edward C. Johnson 3d used his own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 45,000 Shares sold aggregated approximately $78,200.

Item 4.	Purpose of Transaction.

	The purpose of Fidelity in having the Fidelity Funds and the Accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity intends to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Fidelity has no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Although Item 5 assumes that FMR, Fidelity, beneficially own all 17,050 Shares, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR no longer beneficially owns any Shares.  Edward C. Johnson 3d owns, in accounts for his benefit or the benefit of an Edward C. Johnson 3d family member, 17,050 Shares or approximately 1.21% of the outstanding Shares of the Company. Neither FMR, Fidelity, Edward C. Johnson 3d, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, and Edward C. Johnson 3d, are 17,050 Shares, or approximately 1.21% of the outstanding Shares of the Company.

	(b)	Edward C. Johnson 3d has sole voting and dispositive power over
17,050 Shares, shared voting and dispositive power over 0 Shares, and no voting and dispositive power over 0 Shares.

	(c)	Except as set forth in Schedule B, neither FMR, or any of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty
(60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

	Inasmuch as FMR is no longer the beneficial owner of more than 5% of the number of shares outstanding, FMR has no further reporting obligation under
Section 13(d) of the Securities Exchange Act of 1934 or the rules and regulations promulgated by the Securities and Exchange Commission thereunder. This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	November 23, 1994	By:	/s/Arthur Loring
	David C. Weinstein
	Clerk - FMR Corp.


SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

Mark Peterson	Exec.	Exec.
V.P.-Management	V.P.-Management
Resources	Resources, FMR

Denis McCarthy	Sr. Vice Pres. - 	Vice Pres., Chief
Chief Financial	Financial Officer,
Officer	FMR



SCHEDULE B


Three D Departments, Inc.

The FMR Account sold Shares since August 26, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	10-25-94	36,822	$1.25